Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

IMMEDIATE

[Note to Editors: The following NTK Holdings release is similar to the Nortek, Inc. release on first-quarter financial results except primarily for the impact of certain NTK Holdings senior discount notes, senior unsecured loan facility and amounts reported as shareholders investment.]

NTK HOLDINGS REPORTS
1ST-QUARTER RESULTS

_____

PROVIDENCE, RI, May 19, 2009—**NTK Holdings, Inc.** ("**NTK Holdings**"), the parent company of **Nortek Holdings, Inc.** ("**Nortek Holdings**") and **Nortek, Inc.** ("**Nortek**"), a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and home technology convenience and security products, today announced first-quarter financial results.   **NTK Holdings** reported sales of $439 million and operating earnings of $14.6 million for the quarter ended April 4, 2009.

Key financial highlights for the first quarter of 2009 included:

- Net sales of $439 million, compared to the $540 million recorded in 2008.

- m o r e -

- Operating earnings of $14.6 million compared to $23.4 million in the first quarter of 2008.

- Depreciation and amortization expense of $15.5 million compared to $17.4 million in last year's first quarter.

Richard L. Bready, Chairman and Chief Executive Officer, said, "**NTK Holdings** continues to manage its business well considering the meltdown in the new housing market, the financial crisis impact on refinancings and foreclosures on existing homes and the reduced level of renovation and remodeling spending. **NTK Holdings** continues to focus on cost-reduction initiatives, including reductions in headcount and discretionary spending."

As of April 4, 2009, **NTK Holdings** had approximately $128.4 million in unrestricted cash, cash equivalents and marketable securities and had $145 million of borrowings outstanding under its asset-backed revolving credit facility.

Mr. Bready added, "We expect these difficult new housing market conditions will continue throughout 2009 until foreclosures work their way through the system and housing prices stabilize. Furthermore, consumer spending on home remodeling and repair expenditures will not improve substantially until consumer confidence increases and consumers reinvest in their homes."

NTK Holdings*, the parent company of **Nortek Holdings*** and **Nortek***, is a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and home technology convenience and security products. **NTK Holdings** and **Nortek** offer a broad array of products including: range hoods, bath fans, indoor air quality systems, medicine cabinets and central vacuums, heating and air conditioning systems, and home technology offerings, including audio, video, access control, security and other products.

*As used herein, the terms "NTK Holdings," "Nortek Holdings" or "Nortek" refers to NTK Holdings, Inc., together with its subsidiaries, unless the context indicates otherwise. These terms are used for convenience only and are not intended as a precise description of any of the separate corporations, each of which manages its own affairs.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of raw materials and purchased components, the level of construction and remodeling activity, changes in general economic conditions, the rate of sales growth and product liability claims. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, please refer to the reports and filings of NTK Holdings and Nortek with the Securities and Exchange Commission.

# # #

NTK HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

	For the first quarter ended	
	April 4, 2009	March 29, 2008
	(Dollar amounts in millions)	
Net Sales	$ 439.0	$ 540.2
Costs and Expenses:		
Cost of products sold	317.5	391.6
Selling, general and administrative expense, net (see Note C)	101.0	118.5
Amortization of intangible assets	5.9	6.7
	424.4	516.8
Operating earnings	14.6	23.4
Interest expense	(55.0)	(43.0)
Investment income	0.1	0.2
Loss before provision (benefit) for income taxes	(40.3)	(19.4)
Provision (benefit) for income taxes	8.0	(5.4)
Net loss	$ (48.3)	$ (14.0)

The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations.

NTK HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

(A)   The unaudited condensed consolidated summary of operations includes the accounts of NTK Holdings, Inc. and all of its wholly-owned subsidiaries (individually and collectively, the "Company" or "NTK Holdings"), after elimination of intercompany accounts and transactions, without audit and, in the opinion of management, reflects all adjustments of a normal recurring nature necessary for a fair statement of the interim periods presented and has been prepared on the basis of a going concern. However, the conditions noted below create uncertainty about the Company's ability to meet its debt obligations as they come due on March 1, 2010 and beyond. The unaudited condensed consolidated summary of operations does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

It is suggested that this unaudited condensed consolidated summary of operations be read in conjunction with the consolidated financial statements and the notes included in the Company's latest quarterly report on Form 10-Q, its latest annual report on Form 10-K and its current reports on Form 8-K as filed with the Securities and Exchange Commission ("SEC").

(B)   NTK Holdings conducts no separate operations and acts only as a holding company. NTK Holdings' primary liquidity needs are to service its outstanding indebtedness. No cash payments are due under NTK Holdings' indebtedness during 2009; however, NTK Holdings has substantial debt service obligations beginning in the fiscal year ending December 31, 2010. During 2010, the total of principal and interest payments on indebtedness owed by the Company, including payments owed by NTK Holdings is approximately $308.9 million. In 2010, NTK Holdings alone has cash debt service obligations of approximately $162.3 million, including a payment of approximately $147.4 million due on March 1, 2010 under its 10 3/4% Senior Discount Notes. Nortek has significant cash payments due on its indebtedness and certain other specified obligations in 2009 and thereafter. For the year ending December 31, 2009, Nortek owes principal and interest payments on its indebtedness in the total amount of approximately $164.5 million. In the fiscal year ending December 31, 2010, the total of principal and interest payments on Nortek's indebtedness is approximately $146.6 million. Nortek's principal sources of liquidity include approximately $88.4 million of unrestricted cash and cash equivalents at April 4, 2009, cash flow from Nortek's subsidiaries in 2009, Nortek's ability to borrow under the terms of its ABL Facility and Nortek's subsidiaries' unrestricted cash and cash equivalent balances of approximately $40.0 million at April 4, 2009.

The ability of NTK Holdings to service its outstanding indebtedness depends on the likelihood of obtaining additional capital, restructuring the terms of such indebtedness or obtaining dividends or other payments from Nortek. The ability of NTK Holdings to obtain additional capital is adversely affected by the substantial amount of the Company's outstanding indebtedness, including indebtedness of Nortek, which is structurally senior in right of payment to any new debt or equity financing for NTK Holdings. The ability of NTK Holdings to obtain dividends or other payments from Nortek is constrained by the financial condition and operating performance of Nortek and its subsidiaries and by the limitations on making such distributions and other payments contained in the terms of Nortek's outstanding indebtedness.

Nortek is under no obligation to make any distribution or other payment to NTK Holdings even if Nortek has available cash and the making of such a payment is permitted by the terms of Nortek's existing indebtedness. In light of Nortek's own substantial indebtedness and liquidity needs, NTK Holdings believes there is a substantial likelihood that Nortek will choose not to make a distribution or other payment to NTK Holdings sufficient to enable NTK Holdings to make the payments due in 2010 on its outstanding indebtedness, including the payment due on March 1, 2010 under its 10 3/4% Senior Discount Notes. The failure by NTK Holdings to make such payments will constitute events of default under the documentation governing such indebtedness and will permit the holders of such indebtedness to accelerate the payment of such indebtedness in full. Such defaults, including cross defaults under NTK Holdings' senior unsecured loan facility, and any related acceleration will likely require additional equity or a restructuring of the indebtedness, whether pursuant to privately negotiated transactions or under supervision of an appropriate court proceeding.

A restructuring of the indebtedness of NTK Holdings could result in a change of control of Nortek. A change of control may constitute an event of default under Nortek's ABL Facility and would also require Nortek to offer to purchase its 10% Senior Secured Notes due 2013 and 8 1/2% Senior Subordinated Notes due 2014 at 101% of the principal amount thereof, together with accrued and unpaid interest. The failure of Nortek to complete the purchase of any notes tendered pursuant to such offer, whether due to lack of funds or otherwise, would constitute an event of default under the indentures governing such notes. Such defaults, including cross defaults under substantially all of Nortek's outstanding indebtedness, and any related acceleration will likely require additional equity or a restructuring of the indebtedness, whether pursuant to privately negotiated transactions or under supervision of an appropriate court proceeding.

(C) During the first quarter ended April 4, 2009 ("first quarter of 2009") and March 29, 2008 ("first quarter of 2008"), the Company's results of operations include the following expense items recorded in selling, general and administrative expense, net in the accompanying unaudited condensed consolidated summary of operations:

	For the first quarter ended	
	April 4, 2009	**March 29, 2008**
	(Amounts in millions)	
(1) A charge related to reserves for amounts due from customers in the RVP, HTP and C-HVAC segments	$ 1.0	$ ---
(2) Foreign exchange losses related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries	0.1	0.1

(D)   The Company uses EBITDA as both an operating performance and liquidity measure. Operating performance measure disclosures with respect to EBITDA are provided below. Refer to Note E for liquidity measure disclosures with respect to EBITDA and a reconciliation from net cash flows from operating activities to EBITDA.

EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of operating performance under U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative or substitute for GAAP profitability measures such as operating earnings (loss) from continuing operations, discontinued operations, extraordinary items and net earnings (loss). EBITDA as an operating performance measure has material limitations since it excludes, among other things, the statement of operations impact of depreciation and amortization expense, interest expense and the provision (benefit) for income taxes and therefore does not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure. The Company uses a significant amount of capital assets and depreciation and amortization expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. The Company has a significant amount of debt and interest expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. The Company generally incurs significant U.S. federal, state and foreign income taxes each year and the provision (benefit) for income taxes is a necessary element of the Company's costs and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net earnings (loss) for a more complete analysis of the Company's profitability, as net earnings (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to EBITDA. As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's operating results as reported under GAAP.

Company management uses EBITDA as a supplementary non-GAAP operating performance measure to assist with its overall evaluation of Company and subsidiary operating performance (including the performance of subsidiary management) relative to outside peer group companies. In addition, the Company uses EBITDA as an operating performance measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in Nortek's ABL Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP operating measure to assist them in their evaluation of the Company's performance. The Company is also active in mergers, acquisitions and divestitures and uses EBITDA as an additional operating performance measure to assess Company, subsidiary and potential acquisition target enterprise value and to assist in the overall evaluation of Company, subsidiary and potential acquisition target performance on an internal basis and relative to peer group companies. The Company uses EBITDA in conjunction with traditional GAAP operating performance measures as part of its overall assessment of potential valuation and relative performance and therefore does not place undue reliance on EBITDA as its only measure of operating performance.

The Company believes EBITDA is useful for both the Company and investors as it is a commonly used analytical measurement for comparing company profitability, which eliminates the effects of financing, differing valuations of fixed and intangible assets and tax structure decisions. The Company believes that EBITDA is specifically relevant to the Company, due to the different degrees of leverage among its competitors, the impact of purchase accounting associated with acquisitions, which impacts comparability with its competitors who may or may not have recently revalued their fixed and intangible assets, and the differing tax structures and tax jurisdictions of certain of the Company's competitors. The Company has included EBITDA as a supplemental operating performance measure, which should be evaluated by investors in conjunction with the traditional GAAP performance measures discussed earlier in this summary of operations for a complete evaluation of the Company's operating performance.

The following table presents a reconciliation from net loss, which is the most directly comparable GAAP operating performance measure, to EBITDA for the first quarter of 2009 and 2008:

	For the first quarter of	
	2009	**2008**
	(Dollar amounts in millions)	
Net loss (1), (2)	$ (48.3)	$ (14.0)
Provision (benefit) for income taxes	8.0	(5.4)
Interest expense (3)	55.0	43.0
Investment income	(0.1)	(0.2)
Depreciation expense	9.6	10.7
Amortization expense	5.9	6.7
EBITDA	$ 30.1	$ 40.8

(1) Net loss and EBITDA for the first quarter of 2009 includes a charge related to reserves for amounts due from customers of approximately $1.0 million and net foreign exchange losses of approximately $0.1 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries.

(2) Net loss and EBITDA for the first quarter of 2008 includes net foreign exchange losses of approximately $0.1 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries.

(3) Interest expense for the first quarter of 2009 includes cash interest of approximately $35.8 million and non-cash interest of approximately $19.2 million. Interest expense for the first quarter of 2008 includes cash interest of approximately $26.0 million and non-cash interest of approximately $17.0 million.

(E)   The Company uses EBITDA as both a liquidity and operating performance measure. Liquidity measure disclosures with respect to EBITDA are provided below. Refer to Note D for operating performance measure disclosures with respect to EBITDA and a reconciliation from net earnings (loss) to EBITDA.

EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of cash flow under U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative or substitute for GAAP cash flow measures such as cash flows from operating, investing and financing activities. EBITDA does not necessarily represent an accurate measure of cash flow performance because it excludes, among other things, capital expenditures, working capital requirements, significant debt service for principal and interest payments, income tax payments and other contractual obligations, which may have a significant adverse impact on a company's cash flow performance thereby limiting its usefulness when evaluating the Company's cash flow performance. The Company uses a significant amount of capital assets and capital expenditures are a significant component of the Company's annual cash expenditures and therefore their exclusion from EBITDA is a material limitation.   The Company has significant working capital requirements during the year due to the seasonality of its business, which require significant cash expenditures and therefore its exclusion from EBITDA is a material limitation. The Company has a significant amount of debt and the Company has significant cash expenditures during the year related to principal and interest payments and therefore their exclusion from EBITDA is a material limitation. The Company generally pays significant U.S. federal, state and foreign income taxes each year and therefore its exclusion from EBITDA is a material limitation.   As a result, EBITDA should be evaluated in conjunction with net cash from operating, investing and financing activities for a more complete analysis of the Company's cash flow performance, as they include the financial statement impact of these items. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for replacements. As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's cash flows as reported under GAAP.

Company management uses EBITDA as a supplementary non-GAAP liquidity measure to allow the Company to evaluate its operating units cash-generating ability to fund income tax payments, corporate overhead, capital expenditures and increases in working capital. EBITDA is also used by management to allocate resources for growth among its businesses, to identify possible impairment charges, to evaluate the Company's ability to service its debt and to raise capital for growth opportunities, including acquisitions. In addition, the Company uses EBITDA as a liquidity measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in Nortek's ABL Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP liquidity measure to assist them in their evaluation of the Company's cash flow performance. The Company uses EBITDA in conjunction with traditional GAAP liquidity measures as part of its overall assessment of cash flow ability and therefore does not place undue reliance on EBITDA as its only measure of cash flow performance.

The Company believes EBITDA is useful for both the Company and investors as it is a commonly used analytical measurement for assessing a company's cash flow ability to service and/or incur additional indebtedness, which eliminates the impact of certain non-cash items such as depreciation and amortization. The Company believes that EBITDA is specifically relevant to the Company due to the Company's leveraged position as well as the common use of EBITDA as a liquidity measure within the Company's industries by lenders, investors, others in the financial community and peer group companies. The Company has included EBITDA as a supplemental liquidity measure, which should be evaluated by investors in conjunction with the traditional GAAP liquidity measures discussed earlier in this summary of operations for a complete evaluation of the Company's cash flow performance.

The following table presents a reconciliation from net cash (used in) provided by operating activities, which is the most directly comparable GAAP liquidity measure, to EBITDA for the first quarter of 2009 and 2008:

	For the first quarter of	
	2009	**2008**
	(Dollar amounts in millions)	
Net cash (used in) provided by operating activities	$ (24.9)	$ 0.5
Cash used by working capital and other long-term asset and liability changes	14.7	11.0
Deferred federal income tax (provision) benefit	(3.5)	8.9
Gain on sale of property and equipment	0.1	---
Non-cash interest expense, net	(19.2)	(17.0)
Provision (benefit) for income taxes	8.0	(5.4)
Interest expense (3)	55.0	43.0
Investment income	(0.1)	(0.2)
EBITDA (1), (2)	$ 30.1	$ 40.8

(1) EBITDA for the first quarter of 2009 includes a charge related to reserves for amounts due from customers of approximately $1.0 million and net foreign exchange losses of approximately $0.1 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries.

(2) EBITDA for the first quarter of 2008 includes net foreign exchange losses of approximately $0.1 million related to transactions, including intercompany debt not indefinitely invested in Nortek's subsidiaries.

(3) Interest expense for the first quarter of 2009 includes cash interest of approximately $35.8 million and non-cash interest of approximately $19.2 million. Interest expense for the first quarter of 2008 includes cash interest of approximately $26.0 million and non-cash interest of approximately $17.0 million.

(F) During the fourth quarter of 2008, the Company changed the composition of its reporting segments to report the Residential Air Conditioning and Heating Products ("HVAC") segment separately. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information", the Company has restated prior period segment disclosures to reflect the new composition. Information relating to the Residential HVAC and Commercial HVAC segments for the second and third quarters of 2008 has been restated and is presented below:

	For the three months ended	
	June 28, 2008	**Sept. 27, 2008**
	(Dollar amounts in millions)	
Net sales:		
Residential air conditioning and heating products	$ 177.5	$ 138.0
Commercial air conditioning and heating products	151.4	131.9
Operating earnings (loss):		
Residential air conditioning and heating products (1)	$ 14.6	$ (197.9)
Commercial air conditioning and heating products	15.3	8.4
Depreciation Expense:		
Residential air conditioning and heating products	$ 2.7	$ 2.6
Commercial air conditioning and heating products	1.7	1.7
Amortization expense:		
Residential air conditioning and heating products	$ 0.2	$ 0.2
Commercial air conditioning and heating products	1.3	1.3
Capital Expenditures:		
Residential air conditioning and heating products	$ 2.4	$ 1.4
Commercial air conditioning and heating products	2.2	0.3

(1) The operating loss for the Residential HVAC segment for the three months ended September 27, 2008 includes an estimated non-cash goodwill impairment charge of approximately $200.0 million.